Exhibit 11

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Full year
In Millions of Dollars, Except per Share Amounts	2007	2006	2005	2004	2003
Net income	$4,224	$3,732	$3,069	$2,673	$2,236
ESOP convertible preferred stock dividend	—	—	—	—	(24)

Basic earnings for period	$4,224	$3,732	$3,069	$2,673	$2,212

ESOP convertible preferred stock adjustment	—	—	—	—	23

Diluted earnings for period	$4,224	$3,732	$3,069	$2,673	$2,235

Basic average number of shares outstanding during the period (thousands)	963,900	980,000	991,200	992,800	947,600

Stock awards (thousands)	24,900	25,700	23,300	18,000	14,000
ESOP convertible preferred stock (thousands)	—	—	—	—	44,200

Diluted average number of shares outstanding during the period (thousands)	988,800	1,005,700	1,014,500	1,010,800	1,005,800

Basic earnings per common share	$4.38	$3.81	$3.10	$2.69	$2.33

Diluted earnings per common share	$4.27	$3.71	$3.03	$2.64	$2.22